Exhibit N.4

March 5, 2008

Robert Hughes

US Sales Manager

VentureOne / FIS / Dow Jones & Co.

Dear Robert,

Hercules would like the consent of VentureOne/Dow Jones to use the following paragraphs in our upcoming Filing. If acceptable, please sign and fax to me at 866.811.3908.

Thank you,

Sally Borg

In 2007, venture capital-backed companies received, in approximately 2,648 transactions, equity financing in an aggregate amount of approximately $29.9 billion, representing an 8% increase over the preceding year, as reported by Dow Jones VentureOne. In addition, overall, the median round size in 2007 was $7.6 million, up from $7.0 million in 2006, and the highest annual median since 2000. For the third year in a row, equity investors are focusing more than a third of their investment activity on early-stage financings. Overall, seed- and first-round deals made up 38% of the deal flow in 2007, and later-stage deals made up roughly 50% of all capital invested.

According to Dow Jones VentureOne, median pre-money valuations for venture capital-backed companies in 2000 was $25.0 million declining to a low of $10.0 million in 2003. As of December 31, 2007 median pre-money valuations for venture capital-backed companies in 2007 was $16.0 million compared to $18.5 million in 2006.

/S/ ROBERT HUGHES
Robert Hughes, US Sales Manager

3-6-08
Date